

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 27, 2017

Maria Manzey
President and Chief Executive Officer
Litorium Group Corp.
5 Fuxin Complex North, #402
Manzhouli, Inner Mongolia, China 021400

> **Re:** **Litorium Group Corp.**
> **Registration Statement on Form S-1**
> **Filed March 31, 2017**
> **File No. 333-217057**

Dear Ms. Manzey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have nominal assets consisting solely of cash and your operations to date have been primarily organizational. As such, we believe you are a shell company pursuant to Securities Act Rule 405. Please disclose your shell company status on the prospectus cover page and in the summary and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital. Further, revise the disclosure in the first paragraph on page 23 for consistency.

Cover Page

2.   Please revise to provide the net proceeds that you will receive from this offering pursuant to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 5

3.   Please revise your disclosure in this section to more clearly convey your proposed business. Briefly describe the web platform and your plans to monetize it. Furthermore, disclose what you have accomplished to date in furtherance of your business plan and what remains to be accomplished for you to begin generating revenue. In this regard, we note from your disclosure on page 15 that you are negotiating with potential customers and presenting your service.

Risk Factors

"Because our president, treasurer, secretary and director will only be devoting . . . ," page 9

4.   Please expand upon this disclosure to address possible conflicts of interest faced by Ms. Manzey as a result of her outside activities.

"We are an 'emerging growth company' under the JOBS Act, we cannot . . . ," page 10

5.   Please clarify the extent to which these reduced requirements will continue to be available to you as long as you remain a smaller reporting company.

"We will incur ongoing costs and expenses for SEC reporting . . . ," page 12

6.   You state that you will be subject to the reporting requirements of the Securities Exchange Act of 1934. Please confirm that you intend to file a Form 8-A to register your common stock under Section 12 of the Exchange Act. If not, revise to clarify your reporting obligations if you are only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. To this end, explain the effect on investors of the automatic suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Management's Discussion and Analysis of Plan of Operation

Plan of Operation, page 15

7.   Your discussion is based on the assumption that you will receive at least $42,000 of net offering proceeds. Please revise to also discuss your plan of operation assuming, for example, 25% of the shares are sold in the offering. Similar revisions should be made to your dilution and use of proceeds disclosures.

Liquidity and Capital Resources, page 17

8.   You disclose that you require at least $42,000 to proceed with your plan of operation and pay all expenses for a minimum period of one year. Please also disclose the minimum funding required to remain in business for at least the next 12 months. In addition, revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K as well as FRC 501.03.a and Section IV of Interpretive Release 33-8350 for additional guidance.

Description of Business

Business Description, page 18

9.   Please revise to disclose the geographic markets in which you plan to offer your web platform. Refer to Item 101(h)(4)(i) of Regulation S-K.

Recent Sales of Unregistered Securities, page 36

10.   You indicate here and in the related party disclosure on page 22 that the date of the unregistered sale of common stock to Ms. Manzey was January 25, 2017. In Note 4 on page F-8, however, you indicate that the date of the transaction was December 28, 2016. Please reconcile.

Exhibits

11.   Please file the form of subscription agreement that you will require investors in the offering to execute. We note the disclosure on page 24 in this respect.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or Gabriel Eckstein, Attorney-Adviser, at (202) 551-3286 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Sharon D. Mitchell
        SD Mitchell & Associates, PLC